F O R    I M M E D I A T E    R E L E A S E



                        PRESS RELEASE


                                      January 18, 1994
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800


               HEALTH CARE REIT, INC. INCREASES DIVIDEND


          Toledo, Ohio, January 18, 1994....The Directors of Health

Care REIT, Inc. (NYSE/HCN) voted to pay a quarterly cash dividend of $.495 per share, an increase of $.005 per share from the

previous dividend.  The dividend will be payable February 21, 1994 to shareholders of record on February 4, 1994.  This will be the

REIT's 91st consecutive dividend distribution.












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